UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Integrated Silicon Solution, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	000-23084	77-0199971
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1623 Buckeye Drive, Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

John M. Cobb (408) 969-6600

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Integrated Silicon Solution, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013. The Company is a fabless semiconductor company that designs and markets high performance integrated circuits primarily low and medium density DRAM, high speed and low power SRAM, serial and parallel NOR flash products and a variety of mixed signal and analog products.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As part of its business, the Company contracts with wafer fabrication foundries and other third parties to manufacture its products and small quantities of tantalum, tin, gold and tungsten are necessary to the functionality or production of such products. The Company has conducted a good faith reasonable country of origin inquiry regarding such Conflict Minerals. This good faith reasonable country of origin inquiry was intended to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that the Conflict Minerals necessary for the function or manufacture of its products did not originate in the Covered Countries.

The Company’s supply chain with respect to its products is complex, and there are various third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its applicable suppliers to provide information regarding the origin of Conflict Minerals that are included in its products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Accordingly, and pursuant to the diligence framework established by The Organization for Economic Co-operation and Development (the “OECD”), during the past year, the Company engaged with each of its applicable suppliers regarding the source of the Conflict Minerals in the Company’s supply chain. Each such supplier provided information to the Company using the

Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template, indicating (i) the Conflict Minerals contained in each of the parts supplied by that supplier and (ii) the source of the Conflict Minerals, including smelter/refinery information. Based on the information provided by the Company’s suppliers, the Company believes that, to the extent reasonably determinable by the Company, each of the products that the Company contracts to manufacture for which Conflict Minerals are necessary to the functionality or production of those products are “DRC conflict free,” as defined in the Rule.

The Company is committed to using only DRC conflict free minerals and has adopted a Declaration of Conflict-Free Minerals, available on the Company’s website at http://www.issi.com/WW/pdf/ISSI_Declaration_of_Minerals_Conflict_Free.pdf. To help ensure compliance with applicable laws and Company policies, including the Company’s Declaration of Conflict-Free Minerals, the Company maintains a system that enables Company employees to send a confidential email to the Company’s executives and board of directors with regards to serious concerns that could have a large impact on the Company. The Company also intends to engage in ongoing diligence with its customers, suppliers and other interested parties to ensure continued compliance with the Company’s Declaration of Conflict-Free Minerals, and to identify and mitigate any future risks that the Conflict Minerals in the Company’s supply chain could benefit armed groups Democratic Republic of the Congo or adjoining countries.

A copy of this Conflict Minerals disclosure is available on the Company’s website at http://www.issi.com/US/investor-sec-filings.shtml. The information on the Company’s website shall not be considered part of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Integrated Silicon Solution, Inc.

By:	/s/ John M. Cobb	June 2, 2014
John M. Cobb
Vice President and Chief Financial Officer

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